U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                  FOR FORM 10-Q

           For Period Ended                          Commission File No. 0-21825
            March 31, 2006                              CUSIP No. 862924 10 7

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                         STREICHER MOBILE FUELING, INC.
                            (Full Name of Registrant)

                     200 West Cypress Creek Road, Suite 400
                         Fort Lauderdale, Florida 33309
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11- K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is implementing a new, Company wide accounting and operations management systems and expanding its related infrastructure in order to upgrade its internal accounting procedures and processes; integrate its newly acquired businesses, Shank Services and H & W Petroleum, with the Company's existing operations and future planned acquisitions; provide cost effective shared services to its affiliates; and to ensure compliance with the internal controls evaluation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 when applicable. The ongoing effort to implement these new systems, including training of new personnel, has required a substantial commitment of its management resources and accounting personnel which has, in turn, caused delays in finalizing the Company's financial results and related reporting. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Richard E. Gathright       (954) 308-4200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report a loss of approximately $2.2 million for the quarter, a $900,000 increase over the loss reported in the same period a year ago. The increased loss is attributable to several factors, including the costs of the Company-wide infrastructure development program to support its business plan. During the quarter, the Company also incurred costs relating to the integration of Shank Services and H & W Petroleum; higher cash and non-cash interest expense; increased bad debt provision; lower petroleum products sales volumes during the quarter attributable largely to customer reaction to recent increases in fuel prices; and increased operating costs for driver wages, benefits, hiring, training and retention, and running fuel usage than in the third quarter of fiscal 2005.

                         Streicher Mobile Fueling, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2006                          By: /s/ Richard E. Gathright
                                                 -------------------------------
                                                 Richard E. Gathright, President